

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2023

Susan K. Cullen
Senior Executive Vice President, Treasurer and Chief Financial Officer
Flushing Financial Corporation
220 RXR Plaza
Uniondale, New York 11556

      Re: Flushing Financial Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2022
          For 10-Q for the Quarterly Period Ended September 30, 2023
          File No. 001-33013

Dear Susan K. Cullen:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Lending Activities, page 3

1.   We note the tabular disclosure on page 4 detailing the composition of your gross loan portfolio, which includes commercial real estate ("CRE"). Given the significance of CRE in your total loan portfolio, please revise your disclosures, in future filings, to further disaggregate the composition of your CRE loan portfolio by separately presenting owner and non-owner occupied, by borrower type (e.g., by office, hotel, multifamily, etc.), geographic concentrations and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor's understanding of your CRE loan portfolio. In addition, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

Form 10-Q for the Quarterly Period Ended September 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition
Liabilities, page 56

2. We note that your brokered deposits totaled $1,102.6 million at September 30, 2023, representing an increase of $246.3 million from $856.3 million at December 31, 2022. In future filings, please identify which lines in your deposits table include your brokered deposits. In addition, include a more fulsome discussion of factors driving change in these brokered deposits as well as in your uninsured deposits, along with an enhanced discussion of the effects such deposit changes have on the bank's liquidity and funding costs. Further, expand your disclosures to discuss the impacts, if any, that brokered deposits have had on your interest expense, net interest income, and deposit beta.

Interest Rate Risk
Income Simulation Analysis, page 58

3. We note your disclosure stating that management provides a report, which quantifies the potential changes in net interest income under various scenarios, for review by the Asset-Liability Investment Committee ("ALCO") of the Board of Directors. Please expand your disclosure in future filings, to discuss the different ways the ALCO committee manages interest rate risk, such as any management or governance controls, policy limits, the information the Committee gains from the analysis, how it is used and any limitations of the output from the approach. In addition, include a more fulsome discussion of the changes in the outputs in the analysis from period to period and the factors driving the changes.

4. We note the disclosure on page 58 that the computation of prospective effects of hypothetical interest rate changes are based on assumptions. Please revise your disclosures in future filings to fully describe and define the various identified assumptions, whether you use proprietary or third-party data, how the data are used in your modeling and any unique facts and circumstances about them, such as how they have or may respond to unknown facts and circumstances, such as exogenous events. Additionally, please disclose changes in any assumptions used for any comparative period, including changes to the data source used or significant changes in the actual assumption itself due to, and for example, internal data, market conditions or significant changes in the judgments and determinations made by management as you refine your modeling over time. Please see Item 305(a)(1)(ii)(B) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarmad Makhdoom at 202-551-5776 or Robert Klein at 202-551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance